April 10, 2009

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Via: Facsimile and EDGAR

Re:	hhgregg, Inc.
Form 10-K For Fiscal Year Ended March 31, 2008
Filed June 3, 2008
File No. 001-33600

Dear Mr. Owings,

This letter sets forth the response of hhgregg, Inc. (the “Company”) to the comment letter, dated March 27, 2009, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended March 31, 2008 filed on June 3, 2008 (the “10-K”). In order to ease your review, we have repeated each comment in its entirety.

Form 10-K for Fiscal Year Ended March 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 27

1.	While your discussion of vendor allowances is helpful, please provide a sensitivity analysis. In this regard, you disclose that you accrue allowances based on the satisfaction of certain terms of the vendor program even though you may not receive the allowances until the end of the quarter or year. Please explain to us and enhance future disclosure to indicate how reliable management’s estimates have been on a historical basis. Given the current uncertain economic environment and potential technological obsolescence associated with your products it would seem prudent to discuss historical trends and revisions to these estimates. To the extent material, please disclose the amounts accrued in advance of receipt. Lastly, please enhance your MD&A to discuss any significant changes in accrued vendor allowances.

Response: We have two primary classes of vendor allowances. The first type of allowance, which represents the majority of our vendor allowances, is calculated based on a specific percentage of our purchases. The percentage is not dependent on any monthly, quarterly or annual purchase volumes or any other performance terms with our vendors. Additionally, these allowances are deducted directly from the amounts we owe to the vendor for the product. For this type of vendor allowances, we record inventory at net cost (i.e. invoice cost less vendor allowance) at receipt. For example, if we had a 5% vendor allowance program for all purchases, regardless of total purchase volume, and we purchased $100 of gross inventory, we would record the inventory and the vendor payable net of the earned allowances for a total of $95 ($100 less the $5 allowance).

The second type of vendor allowance is based on the satisfaction of certain terms of the vendor program. We determine the amount of the accrued vendor allowance by estimating the point at which we will have completed our performance under the program and estimate the earned allowance at the balance sheet date using the rates negotiated with our vendors and actual purchase volumes to date. On a monthly basis, we perform analyses of our vendor allowance accruals, using historical purchase data and projected purchase amounts to ensure the accrued amounts earned are appropriately recorded in accordance with EITF Issue No. 02 – 16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.

As a part of these analyses, we apply the rates negotiated with our vendors to actual purchase volumes to determine the amount of allowances accrued and receivable from the vendor. Additionally, on a monthly basis we review the collectibility of the accrued vendor allowances and adjust for any valuation concerns.

As of March 31, 2008 and 2007, we had accrued $10.3 million and $8.5 million respectively for vendor allowances, which we collected in full. Historically, our estimates for vendor allowances have been reliable as we have not made any material adjustments to our year-end vendor allowance accruals over the past several fiscal years. In future filings, we will expand our disclosures within MD&A to discuss the reliability of management’s estimates of vendor allowances on a historical basis, any significant changes in accrued vendor allowances and include a sensitivity analysis.

2.	Please expand your disclosure of self-insured liabilities to disclose the limits of stop loss insurance coverage, and significant yearly changes as well as trends and uncertainties. Discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. In addition, please include in a note to the financial statements a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements.

Response: We are self insured for workers’ compensation, medical insurance, general liability and motor vehicle insurance. Our stop loss coverage varies based on the type of coverage. The following table provides our stop loss coverage for the fiscal years ended March 31, 2008 and 2007:

	March 31,
(amounts in $000’s)	2008	2007
Workers’ Compensation	$250	$250
General Liability	$200	$200
Motor Vehicles	$100	$100
Medical Insurance	$150	$150

We use a third party actuary to assist us in determining our self-insurance liabilities related to workers’ compensation, general liability, and motor vehicles. We update our actuarially determined information on a quarterly basis and adjust our accruals accordingly. We calculate our health insurance liability based on the historical trends of our claims incurred and the timing of our payments. For the fiscal years ended March 31, 2008 and 2007, our total insurance expense, which was included within SG&A in our Consolidated Statements of Income, was $11.4 million and $11.5 million, respectively. These amounts did not include any material adjustments related to the previous years’ estimated ending reserves. We will expand our disclosure of self-insured liabilities in our future filings by enhancing our footnote disclosure in our financial statements in accordance with the Staff’s comment.

Results of Operations, page 30

3.	Prospectively, discuss in greater detail the factors which impacted your year-over-year changes in sales, gross profit, and SG&A expenses. In this regard, your discussion of changes in SG&A expenses addresses the change as a percentage of net sales but does not address the absolute dollar change. We assume general and administrative costs are constant within certain ranges of sales volume. In this regard, we believe it would be meaningful to discuss the nature and amount of the dollar changes in general and administrative costs, and if material, the specific factors driving those costs. Lastly, quantify, where possible, the incremental impact of each individual business reason on the overall change in each line item discussed. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: In future filings, we will expand our disclosures within MD&A in accordance with the Staff’s comment.

Consolidated Statements of Income, page 41

4.	Please revise your consolidated statements of income in future filings to separately present revenue and cost of sales separately for your product sales and services. You may only aggregate these revenues if both classes of revenue are less than ten percent of total revenues. Refer to Rule 5-03(b) of Regulation S-X.

Response: Rule 5-03(b) states: “If income is derived from more than one of the subcaptions described under Section 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under Section 210.5-03.2 shall be combined in the same manner.”

Currently, we have one class of revenues greater than 10% of total revenues. Our product sales represent greater than 90% of our total revenues. If at some point in the future our service revenues exceed 10% of our total revenues, we will separately disclose both classes of revenues in our consolidated statements of income.

(1) Summary of Significant Accounting Policies, page 45

5.	In future filings provide “Schedule II—Valuation and qualifying accounts” with respect to your allowance for doubtful accounts in accordance with Rule 5-04 of Regulation S-X.

Response: As permitted by Rule 5-04(b) of Regulation S-X, we included in note 1(e) of our financial statements the amounts of our allowance for bad debts as of the balance sheet dates as well as our provision for bad debts for each of the years included in our Consolidated Statements of Income. In future filings, we will either provide “Schedule II—Valuation and qualifying accounts” or provide such required information in the Company’s footnotes to the financial statements in accordance with Rule 5-04 of Regulation S-X.

6.	Please disclose your policy for unredeemed gift cards and indicate whether or not gift cards are sold with expiration dates.

Response: We only sell gift cards to our customers in our retail stores. We do not charge administrative fees on unused gift cards and our gift cards do not have an expiration date. We recognize revenue from gift cards when: (i) the gift card is redeemed by the customer or (ii) the likelihood of the gift card being redeemed by the customer is remote (“gift card breakage”) and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. As of March 31, 2008, we did not have sufficient historical data to estimate gift card breakage and thus did not recognize any gift card breakage in earnings reported in the 10-K. In the future, if we determine that sufficient historical data exists and gift card breakage can be estimated, we will recognize such gift card breakage in earnings. We will expand our disclosure of our gift card policy in accordance with the Staff’s comment in our future filings.

(4) Debt, page 53

7.	We read your disclosure, “during fiscal 2008, the 6% junior notes were repaid in full and the Company recorded a loss related to the early extinguishment of debt representing the unamortized original discount of approximately $6.8 million.” Please explain to us the relationship between you and the stockholders who received these junior notes. In this regard, explain to us the fact pattern and accounting treatment which supported recording the write off of the unamortized discount directly to earnings as opposed to equity.

Response: On February 3, 2005, a recapitalization of Gregg Appliances, Inc. (“Gregg Appliances”), our subsidiary, was consummated. As part of the recapitalization, all of the then-existing shareholders of Gregg Appliances exchanged their shares in Gregg Appliances for cash and the issuance of an aggregate of $25.0 million principal amount of Gregg Appliances’ 6% junior subordinated notes, (“junior notes”) due February 1, 2015. The terms of the junior notes were negotiated on an arms’-length basis as part of the recapitalization. Following the recapitalization, three management stockholders retained a minority equity position in Gregg Appliances, which aggregated to less than 20% of the then-outstanding shares.

At the time of issuance, the junior notes had a fair value of $17.2 million, based on an effective interest rate of 11%. The junior notes were subordinated to our senior indebtedness. Any payment of principal on the junior notes was deferred until the payment in full of all of our senior indebtedness, subject to any required prepayment upon a change of control transaction. Unless there was a default or an event of default under any senior indebtedness, interest on the junior notes was payable in arrears on February 1 and August 1 of each year and the junior notes matured February 1, 2015. The original discount on the junior notes was accreted to interest expense. Accretion of the discount, which was included in interest expense in our consolidated statements of income, was $0.2 million for the year ended March 31, 2008 and approximately $0.5 million during each of the years ended March 31, 2007 and 2006. Pursuant to the terms of the junior notes, the junior notes were repaid in full upon closing of the Company’s initial public offering in July 2007. For the quarter ended September 30, 2007, the Company recorded a loss related to the early extinguishment of debt representing the unamortized original discount of approximately $6.8 million. Consistent with the accounting treatment for the amortized discount prior to fiscal 2008, and consistent with paragraph 20 of APB 26: Early Extinguishment of Debt (“APB 26”), the unamortized discount was recognized through earnings in fiscal 2008 at the time of the payment in full.

In accordance with APB 26, we recognized the unamortized discount through earnings in fiscal 2008 at the time the junior notes were paid in full. We did not account for the extinguishment of the junior notes as a capital transaction under APB 26 because (i) the shareholders receiving junior notes held less than 20% of the outstanding equity of Gregg Appliances following the recapitalization; (ii) the junior notes were negotiated as part of the recapitalization transaction on an arms’-length basis and (iii) the junior notes were retired pursuant to their terms upon the closing of our initial public offering.

(8) Leases, page 60

8.	Please revise your disclosure to indicate if any of your operating leases contain residual value guarantees. See paragraph 16d of SFAS no. 13. Furthermore, FIN no. 45 requires lessees under operating leases to record a liability for the fair value of residual value guarantees, as applicable, at inception. Please advise us or revise.

Response: Currently, we do not have any leases that have residual value guarantees. In the future, if we enter into any operating leases with material residual value guarantees, we will revise our disclosures to indicate that residual value guarantees exist and will record a liability for the fair value of the residual value guarantees at inception of the lease.

(11) Employee Benefit Plans, page 61

9.	Prospectively, please revise this footnote to comply with the disclosure requirements of SFAS no. 132(R) with respect to the non-qualified deferred compensation plan.

Response: We will revise our footnote disclosures with respect to the non-qualified deferred compensation plan in accordance with the Staff’s comment in our future filings.

Item 9A. Controls and Procedures, page 65

10.	We note your disclosure indicates that “a system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met…” Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Response: We will revise our disclosure to indicate that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the conclusions of the principal executive and principal financial officer will state that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level in our future filings.

Conclusion:

As requested in your letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Thank you for your attention to the Company’s responses to your comments. Should you have any questions or comments with respect to this filing, please call Jeremy Aguilar, Interim Chief Financial Officer of the Company, at 317-848-8710, or me at the same number.

Sincerely,

/s/ Jerry W. Throgmartin

Chairman and Chief Executive Officer

cc:	Mara Ransom (Securities and Exchange Commission)
Ramin M. Olson (Securities and Exchange Commission)
Donna DiSilvio (Securities and Exchange Commission)
Robert Babula (Securities and Exchange Commission)
Christina Edling Melendi (Bingham McCutchen LLP)